Exhibit 99.2

Appendix 3F

Final share buy-back notice

Rule 3.8A

Appendix 3F

Final share buy-back notice

(except minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001, 11/01/10

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Selective – refer to the announcement dated 5 September 2016

Details of all shares/units bought back

2	Number of shares/units bought back	2,198,050

3	Total consideration paid or payable for the shares/units	USD$35,000,000.00

4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: N/A lowest price: date: N/A

+ See chapter 19 for defined terms.

11/01/2010  Appendix 3F Page 1

Appendix 3F

Final share buy-back notice

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

or, for trusts only:

1.	The trust is in compliance with all requirements of the Corporations Act as modified by Class Order 07/422, and of the trust’s constitution, relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Natasha Mercer Company secretary)	Date: 21 September 2016

Print name:	Natasha Mercer

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3F Page 2	11/01/2010